Mail Stop 3561

May 23, 2008

By Facsimile and U.S. Mail

Mr. Jeffrey Noddle
Chairman and Chief Executive Officer
SUPERVALU, Inc.
11840 Valley View Road
Eden Prairie, MN 55344

>   **Re: SUPERVALU, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 23, 2008**
>   **Filed April 23, 2008**
>   **File No. 1-5418**

Dear Mr. Noddle:

     We have reviewed your responses dated May 1, 2008 as well as the filing noted above and have the following comments. We have limited our review of your recently filed Form 10-K to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 23, 2008

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 5

2.   We note your revised disclosure and response to comments 1 and 3 of our letter dated April 18, 2008 relating to the disclosure about your products and services.   Your revised disclosure more clearly identifies the items you previously classified as "non-food products," however, the category now referred to as "grocery products" instead of "food products" with 83% of consolidated net sales continues to be too broad. Product groupings such as produce, meats and seafood, dairy, deli and prepared foods and frozen foods as referred to on your website would for example more clearly identify the different product groups within your "grocery products."   We continue to believe your disclosure of 83% of net consolidated sales as grocery products is not consistent with the enterprise-wide disclosures required by paragraph 37 of SFAS 131 and Item 101 of Regulation S-K. Please revise to more clearly identify the amount or percent of revenues for each group of similar products and services. Show us what your revised disclosure will look like.

3.   You state no further detail of product and service groupings would be useful because the items within the "grocery products" group have similar economic characteristics, procurement processes and are sold to the same customer base. It is not evident that the items within your grouping "grocery products" in fact have similar economic characteristics, procurement processes and are sold to the same customer base. In this regard, we note for example your supply chain segment customer is not an individual, but instead another retailer. Please explain how this constitutes the same customer base and how your revised disclosure properly recognizes the "wholesale services you offer other retailers" in your supply chain segment whereby you provide certain logistic and management services and serve as a food distributor to other retail food operators. Further, the margin on fresh prepared food or produce is different from the margin on dry canned goods. Please provide us an analysis for each of the periods presented supporting your statement that the same economic characteristics exist for various items within "Grocery Products." Lastly, please explain how the procurement process for perishable items is the same as non-perishable items.

4.   We note your response to comment 2 of our letter dated April 18, 2008 regarding the categories you use to disclose your products and services. Explain why you believe it is appropriate to include sales related to your retail food and produce distribution centers in "grocery products" which appears to be closely aligned with your "retail food segment" when these same sales are included in your "supply chain segment." Also, supply chain

services are disclosed as $9,707 for the fiscal year ending February 23, 2008 however there only appears to be "other items and services" of $924 based on your disclosure of products and services in Note 17 on page F-43. Please explain why you believe these classifications are not inconsistent and would not be confusing to a reader of your financial statements or revise your disclosure accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Segment Information, page F-43

5.   We note that you present two reportable segments on page F-6, retail food and supply chain services. Further, we note the discussion on your website and related discussions and disclosure under the Retail Food section on page 4 as well as under Item 2 – Properties that your principal store formats are as follows: (1) combination food and pharmacy stores; (2) traditional food only stores; and (3) limited or extreme-value assortment food stores. Please tell us if you manage your retail store operations using these three principal store formats. Tell us the operating segments you identified in your retail store business that meet the definition discussed in paragraph 10 of SFAS 131. In this regard, please explain to us how your chief operating decision maker reviews your operating results and financial condition of your stores for the purpose of allocating resources among the various store formats and banners, evaluating and assessing their financial and operating performance. Explain to us what quantitative measures are used to compare operating segments for economic similarities. Please also discuss and explain in detail how you have addressed and the consideration you have given to the economic characteristics of operating segments and the other criteria discussed in paragraph 17 of SFAS 131 to support your basis for aggregating your retail store operating segments into a single reportable retail food segment. Explain to us why you believe each of the three principal store formats represent separate reportable segments within your retail store operations. As part of your response, please provide us copies of the monthly internal operating reports provided to your chief operating decision maker along with those provided your Board of Directors for the purpose of evaluating operating and financial performance as well as a basis for allocating resources during the three fiscal years of 2005, 2006 and 2007.

6.   We note your disclosure that 873 of the stores included in the nearly 2,500 retail stores disclosed as operating as of February 23, 2008, were licensed Save-A-Lot stores. Clarify for us the nature of these operations and if you operate the licensed stores or if they are operated by other independent retailers. Explain to us and disclose the type of revenues you record for these stores and if you include the sales of the licensed stores in your consolidated net sales and your basis in GAAP for that position. Please explain to us which segment of the two reportable segments you include the revenues you recognize from the licensed Save-A-Lot stores for all periods presented.

7.   With respect to your Supply Chain Services segment, please tell us if you include all the operating costs for all of your distribution centers in this segment. Clarify how you account for and distinguish distribution costs related to company operations from other retailers.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief